Exhibit 12
AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Nine months ended	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	September 30, 2013	2012	2011	2010	2009	2008
Earnings before income taxes	$387	$450	$311	$390	$384	$369
Add:
Fixed charges (see “B” below)	149	203	145	123	115	127
Amortization of capitalized interest (1)	-	-	1	-	-	-
Distributed income of equity investees	8	14	-	-	-	-
Less:
Interest capitalized (1)	-	(1)	(1)	(5)	(3)	(2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11)	(15)	(14)	(16)	(27)	(20)
Adjusted Earnings (A)	$533	$651	$442	$492	$469	$474

Fixed charges
Interest on long-term debt	$136	$177	$101	$109	$98	$96
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	4	13	37	7	10	24
Estimated interest components of rentals	9	13	7	7	7	7
Total fixed charges (B)	$149	$203	$145	$123	$115	$127

Ratio of earnings to fixed charges (A)/(B)	3.58	3.21	3.05	4.00	4.08	3.73

(1)	Includes interest capitalized and related amortization for our nonregulated segments.